Atlas Copco

RECEIVED
2004 JUL 21 P 3:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of International Corporate Finance
Mail Stop 3-2

04035705

SUPPL

File No. 82-812

Please find enclosed the following press release from Atlas Copco AB, each marked with the above stated number:

- World's largest nickel producer orders major equipment package from Atlas Copco

Stockholm, Sweden, July 16, 2004

Atlas Copco AB
Group Communications

Julia Proos

7/26

PROCESSED
JUL 26 2004
THOMSON FINANCIAL

Sent by DHL 478 0884 651

G:\Group Communications\RUTINER\SEC letter.doc

For further information please contact:

Lars Engström, President, Atlas Copco Underground Rock Excavation
+46 70 228 8519
Joanna Canton, Media Relations Manager, Atlas Copco AB
+44 1442 222312 or +44 7971 650115

World's largest nickel producer orders major equipment package from Atlas Copco

Stockholm, Sweden, July 19, 2004: Russia's MMC Norilsk Nickel Group, the world's largest producer of nickel and palladium, is to make another major addition to its huge fleet of Atlas Copco equipment currently at work in Russian mines. The order, worth around MEUR 9 (over MSEK 80), is for nine face drilling rigs, ten loaders and one mine truck.

The 20 new units will serve five mines, as well as a copper plant. They will supplement the company's existing fleet of over 200 Atlas Copco units. According to MMC Norilsk Nickel Group, the order represents a major investment by the company to fulfill its long-term goal of boosting its production volume.

Radomir Maric, General Manager of ZAO Atlas Copco Construction and Mining Technique in Russia, says: *"Such a fleet gives a great opportunity for aftermarket activities. The Atlas Copco service organization at the Norilsk branch will continue to grow in accordance with the order. We are building a long-term relationship with this customer by providing good service and through a drill-meter contract which will be introduced later this year."*

The Atlas Copco Norilsk branch was set up in 2001 as a dedicated service center for MMC Norilsk Nickel Group. The branch's 16 employees and warehouse facilities provide complete service support and maintenance to all Atlas Copco equipment operating at the company's mines.

MMC Norilsk Nickel Group produces nickel, copper, palladium, platinum, and other precious metals such as gold and silver, selenium, tellurium, technical sulphur, hard coal and other materials for industrial needs. Its substantial production volume makes it one of the leaders in the Russian economy.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2003, the Group had revenues of approximately SEK 45 billion (EUR 4.9 billion), with 98% of revenues outside Sweden, and about 26 000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, Milwaukee Electric Tool, Chicago Pneumatic, and AEG Power Tools. More information can be found on www.atlascopco-group.com.